ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

June 24, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1/A
Filed June 1, 2010
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 3 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on June 1, 2010.  The Staff’s comments are set forth in a letter dated June 9, 2010.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company’s filing Amendment No. 3 via EDGAR, we will be delivering to the Staff three (3) hard copies of Amendment No. 3, marked to show changes to Amendment No. 2 to the Registration Statement.

At the outset, the Staff is advised that, in light of certain of the Staff’s comments, and due also to the Company’s retention of a full time Chief Financial Officer since the last filing of the Registration Statement, the Company has voluntarily restated its previously filed financial statements for the period ended March 31, 2010 appearing in the Registration Statement and made certain other modifications to its disclosures throughout the Registration Statement.  Accordingly, on June 23, 2010, the Company filed a Current Report on Form 8-K with the Commission disclosing that the previously filed financial statements should not be relied upon.  Concurrently with the filing of Amendment No. 3, the Company is filing a Quarterly Report on Form 10-Q/A for the period ended March 31, 2010 which contains conforming changes to those appearing in such Form 8-K and in Amendment No. 3.

Mr. Jeffrey Riedler
June 24, 2010

Operating Results

Three Months Ended March 31. 2010 Compared to Three Months Ended March 31. 2009, page 34

1.	Please revise the heading to the financial statement information to be for the Three Months Ended March 31, 2010 and 2009 and not December 31, 2010 and 2009.

The Company has revised the Registration Statement in response to the Staff’s comment.

Cost of Sales, page 35

2.	It appears that your cost of sales increased by $589,287 (29.19%) and not decreased. Please correct your disclosure accordingly.

The Company has revised the Registration Statement in response to the Staff’s comment.

Selling, General and Administrative Expenses, page 35

3.
You disclose that the increase in Selling, General and Administrative expenses was due to “increase of advertising expense which was reduced in amounting to $669,802.”  Please revise your disclosure to clarify what caused the increase.

The Company has revised the Registration Statement in response to the Staff’s comment.  The Company had increased advertising expenditure and sales conferences to promote its pharmaceutical products through various media channels, especially thought television advertising in different provinces within China.

Income Tax, page 35

4.
It appears that your provision for income taxes increased for the three months ended March 31, 2010 from March 31, 2009 and not decreased.  Please revise your disclosure and explain what caused the increase in tax provision as a percentage of income before income taxes from 16.8% for the three months ended March 31, 2009 to 39.8% for the three months ended March 31, 2010 and 16.5% for the nine months ended March 31, 2009 to 28.5% for the nine months ended March 31, 2010.

The Company has revised the Registration Statement in response to the Staff’s comment.  The Staff is advised that the differences are attributable to exclusions of certain corporate expense items for Chinese tax purposes.

Sales, page 36

5.	You state that the marketing strategy was implemented in the calendar year ended March 31, 2010 yet the calendar year ends December 31. Please revise your disclosure accordingly.

The Company has revised the Registration Statement in response to the Staff’s comment.

Mr. Jeffrey Riedler
June 24, 2010

Investing Activities, page 38

6.	It appears that the cash flows for investing activities decreased and not increased for the three months ended March 31, 2010. Please revise accordingly.

The Company has revised the Registration Statement in response to the Staff’s comment.

Summary of Significant Accounting policies, page F-6

7.
We note your response to prior comment 10. Please tell us your consideration of FAS ASC 805-40~25-1. Given that Link Resources Inc. was a public shell company, it appears that the Share Exchange Agreement should be accounted for as a capital transaction in substance, rather than a business combination.  That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.  The accounting would be similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. In addition, it would appear that Chance High would be the accounting acquirer and Link Resources would be the accounting acquiree.  The historical financial statements would reflect those of Chance High Limited and its subsidiaries prior to the Share Exchange Agreement and those of Link Resources and Chance High Limited after the Share Exchange Agreement.

In reconsidering the criteria of ASC 805-40-25-1 in light of the Staff’s comment, the Company agrees with the Staff’s that the nature of share exchange transaction should be accounted for as a capital transaction in substance, rather than a business combination, meaning that the transaction is properly characterized as a reverse recapitalization with Chance High is the accounting acquirer and Link Resources is the accounting acquiree.  As the transaction between Link Resource Inc. and Chance High Limited is treated as reverse acquisition, no goodwill is recorded.  The historical financial statements should include those of Chance High Limited and its subsidiaries prior to the consummation of the share exchange and those of Link Resources, Chance High Limited and its subsidiaries after consummation of the share exchange.  The Company has restated footnote 2 to its financial statements for the period ended March 31, 2010 appearing in the Registration Statement (as well as in its amended 10-Q filing) to reflect these changes.

Convertible Promissory Notes and Warrants, page F -18

8.
We note your response to prior comment 13. ASC 815-40-15-5 (paragraph 8 of EITF 07-5) states:  “This Issue also applies to any freestanding financial instrument that is potentially settled in an entity's own stock, regardless of whether the instrument has all the characteristics of a derivative in this subtopic.”  Accordingly, we reissue prior comment 13 with regard to the warrants.  Please tell us why the warrants are not required to be classified as liabilities.

In reconsidering the criteria of ASC 815-40-15(EITF 07-5) in light of the Staff’s comment, the Company agrees with the Staff that the Company’s convertible notes and its warrants issued on January 5, 2010 (which instruments contain features with that protect the holders thereof from declines in the Company’s stock) should be classified as liabilities.

Because the Company’s convertible notes and warrants require liability classification and fair value measurements, accounting for the differences on fair value measurement each period will be immediately charged separately to earnings as of January 5, 2010 (the date the convertible notes were issued) and the convertible notes and warrants will be recorded at fair values in the liability.  As noted above, the Company is restating its consolidated financial statements for the period ended March 31, 2010 to reflect these changes.

Mr. Jeffrey Riedler
June 24, 2010

Note 7, Intangible Assets, page F-39

9.
We note your response to prior comment 14.  Please tell us the terms of the production rights for the individual pharmaceutical formulas granted by the Chinese government. Please address if they expire after a certain period of time and any related renewal process if applicable.

The Staff is advised that in order to qualify for pharmaceutical production rights in China, an enterprise must meet and maintain certain qualifications, including: (i) having accredited pharmaceutical technicians; (ii) maintaining appropriate business places, equipment, warehousing facilities, and sanitation; (iii) maintaining appropriate quality administration functions and personnel; and (iv) establishing and maintaining regulations and rules to guarantee the quality of pharmaceuticals.  In addition, as already disclosed in previous versions of the Registration Statement (see, e.g., page 53), such rights are subject to periodic renewal.

However, the Staff is advised that no expiry date of the production rights for the Company’s formulas are stated in the registration documented granted to the Company by the Chinese government.  Accordingly, applying ASC 350-30-35, the Company has assumed an infinite useful life for such products and, as a result, amortization is not applicable for subsequent measurement of those formulas.

We thank the Staff in advance for its consideration of Amendment No. 3.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited